Filed by Fusion Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Fusion Acquisition Corp.

Commission File No. 001-39346

Date: February 16, 2021

On February 12, 2021, Dee Choubey, Chief Executive Officer of MoneyLion, Inc. (“MoneyLion”), interviewed with Barrons. A copy of the transcript of the interview is set forth below.

Barrons Interview – Dee Choubey

Friday, February 12th 2021

Barrons Interview – Dee Choubey	Friday, February 12, 2021

Q&A

Speaker: So anyways, let’s just get right to it. So why did you sell to a SPAC?

Dee Choubey (MoneyLion): Yeah, that’s a great question. Look, we had an incredibly strong 2020. A lot of the things that we’ve been talking to investors about around the power of FinTech over the last ten years, they all accelerated through the pandemic. You know, our customers really needed our products and, you know, we’re a mission-driven company. We’re creating the private bank for the rest of us, as we say, and our tools were incredibly powerful. We had amazing success on financial performance in 2020, and it made a lot of sense for us to really access the capital markets through a SPAC, pull forward growth equity that now allows us to really accelerate the awareness of MoneyLion for what we believe are 100 million plus Americans that are disadvantaged by the current financial system.

Speaker: Okay, well that allows you to raise awareness.

Dee Choubey: It allows us to raise awareness of MoneyLion even more to the 100+ million Americans that we believe are disadvantaged by the current financial system.

Speaker: All right. Did you guys consider any other, like, ways of going public--a traditional IPO or direct listing or?

Dee Choubey: Yeah, it was certainly in our cards. But what a SPAC allows us to do is again, tell our qualitative story in a quantitative manner with projections. And it allows us to really go tell investors what we think MoneyLion could be, which is in the hands of tens of millions of Americans over time.

Speaker: What MoneyLion can be. So, it allows you to include forward projections, right?

Dee Choubey: It’s that, and it’s just an efficient way to become public. And the other thing of course, that being public allows us to do is increase our awareness to our customers. You know, everything’s around our mission. So, we want to continue adding more features and more partners – more products. It allows us to work with you know, a myriad of different partners as well, and hire the industry’s best people to come in and really be excited about working towards you know, ultimately driving our mission here.

Speaker: Will you be hiring? Is what I’m hearing?

Dee Choubey: We will be scaling the platform, absolutely.

Speaker: How much will you be hiring?

Dee Choubey: We’re still finalizing the exact plan, but you know in the short term, at least a 5% increase in our workforce.

Speaker: How many people do you have now?

Dee Choubey: We have just about 300 people today in the company.

Speaker: And you’ve been looking at another 5% in the short term.

Dee Choubey: 5-10%, correct.

Speaker: 5 to 10% in the short term. Is that like of all roles or like more engineers? More what?

Dee Choubey: Yeah. All roles. You know, front to back. Whether it’s, you know, operations, technology, product, all roles. Marketing.

Barrons Interview – Dee Choubey	Friday, February 12, 2021

Speaker: Awesome.

Dee Choubey: Yeah.

Speaker: So, you guys did – I know you did address this, but you are – you did consider like a traditional IPO or direct listing or even a sale?

Dee Choubey: Well, look, I mean, I think probably not a sale. You know, as our management team looked at our financial performance level, we showed almost a 200% year over year growth rate on our net revenue between 2019 and 2020 and that’s in our investor presentation that we filed publicly. And you know, the other interesting thing that we were seeing was we’ve taken a platform approach that we’ve built a digital bank, but we’re also a digital wealth robo-advisor. We also extend credit. What we saw was that our customers are starting to take multiple products with us.

So as that was happening, you know, we were like, wow, you know, this is the time really to accelerate our go-to-market, which means, you know, we need growth equity to, of course, as you said, hire people, market in different channels, get more partners as part of our platform and ecosystem. It’s all about it really requires a growth equity. Accessing the markets through a SPAC is just efficient. It doesn’t take up that much bandwidth from a time perspective. We’re able to use projections to tell our vision from a story perspective and all of that put together you know, really made this a viable option for us.

Speaker: Awesome. So, the deal does include a pipe, right?

Dee Choubey: It does.

Speaker: So that’s the private investment?

Dee Choubey: Correct.

Speaker: $250 [million]?

Dee Choubey: Correct.

Speaker: Great. And you guys mentioned BlackRock and Apollo. Anybody else you can mention?

Dee Choubey: Those are the two that we’re mentioning in the press release. And you know, I would say that we also have participation from one of, you know, a lot of the world’s best technology and growth investors. So, we’re excited to have an incredibly robust you know, registry here. That pipe was oversubscribed and we up-sized it to meet the demand. And it also fortifies our balance sheet allows us to really go execute on our mission in a very solid way.

Speaker: When did you guys decide or how did this all come about?

Dee Choubey: So, look, I mean, I don’t think there’s any surprise that you know, there’s a lot of, you know, SPAC’s or blank check companies out there. So, we started talking to Fusion in 2000 … in July of 2020, and the common link was Ron Suber. Ron Suber is well known in Silicon Valley and FinTech for just, you know, having lots of worlds. Do you know him, do you know that name? Ron Suber?

Barrons Interview – Dee Choubey	Friday, February 12, 2021

Speaker: Not that much. I only cover fintech.

Dee Choubey: Yeah. Okay. Well, so he was the common link. He’s an advisor to us, and he was also close to the Fusion folks and they – he introduced us and Fusion is again, the FinTech focused blank check company. Jim Ross is their leader and Jim at State Street was really the founder of the SPY ETF. So, as we have, you know, when we tell a story of democratizing access to financial products for middle income Americans, we started talking to him about, you know, just what our platform does between integrating banking, investment management and credit rewards, and he got excited about our platform. We kept that dialogue going.

When our board decided that, Hey, we really ought to look at, you know, a SPAC transaction to quickly accelerate our vision, they of course really liked what MoneyLion is all about from a mission perspective, strategy perspective, growth rate perspective, and you know, the stars aligned, if you will.

Speaker: So, you started talking to Fusion in July 2020, and that was with Ron?

Dee Choubey: Ron was the common link. He was the one who introduced us.

Speaker: Introduced us, great. And when did everything get – were you talking to any other SPACs?

Dee Choubey: Yeah, the normal course of business. Look, I mean, you know, we’re always evaluating capital partners, both in the private markets as well. So, you know, the SPACs continue to be, you know, conversations that we’re having, absolutely.

Speaker: Great. Let me see, sorry. I was looking at the press release and it says the enterprise value is $2.4 billion, but the equity value is $2.9 billion. So, what’s the difference?

Dee Choubey: The difference is just the cash. We’re using about $500 million of cash. So, you take that out for the equity value.

Speaker: Great, and where is that $500 million coming from?

Dee Choubey: So, there’s $350 million of cash and trust in the SPAC. That’s Fusion’s SPAC money, and the pipe. And we’re – look when I say $500+ million, it’s netted for the fees and the transaction. So, I think the number is $526.

Speaker: Oh. So that’s the cash from this SPAC from when it went public and then the pipe.

Dee Choubey: Correct.

Speaker: I get it. All right. And is this the first SPAC from Jim? Is this his first SPAC?

Dee Choubey: This is his first SPAC. They filed a second one as well.

Speaker: Sorry, he has a second one as well?

Dee Choubey: He’s got a second one, but yeah, we’re in Fusion Acquisition Corp I, which is his first SPAC. Correct.

Barrons Interview – Dee Choubey	Friday, February 12, 2021

Speaker: Wow. That’s a big thing. That’s a big deal. Let me see and deal’s going to close in mid-year?

Dee Choubey: Mid to late Q2. So yes, you know, before the middle of the year.

Speaker: Then, how much has MoneyLion raised?

Dee Choubey: So, in the private markets, we raised about $230 million in equity.

Speaker: Great. Now, you’re going public and what are your future plans?

Dee Choubey: Sorry, can you repeat the last question?

Speaker: Future plans?

Dee Choubey: Okay. Yeah. Look, we’re – this is a, you know, watershed moment for us. This begins really the real story of MoneyLion. So, we’re going to continue generating new products for customers. This year, we’re excited to put up a crypto-platform that we’re launching for our customers, and that’s going to be done in a very safe and interesting way by way of rewards. We’re also launching a “buy now, pay later” capability, a secure credit card. So, you know, the work is just getting started for us. And we’re going to continue using the power of our technology to release exciting features for our customers. We like to say all the time that this is the most innovative team in American FinTech, and, you know, we’re going to keep leveraging your technology to grow our user base.

Speaker: You have seven and a half million customers?

Dee Choubey: Seven and a half million registered users, correct.

Speaker: Awesome. And advisors. You’re advised by equity partners?

Dee Choubey: Broadhaven, we have three investment bankers. Broadhaven, Citi and FT partners.

Speaker: FC’s Steve.

Dee Choubey: Yes.

Speaker: Who’s at Citi?

Dee Choubey: The person’s name is Adi, A-D-I. Jayaraman. J-A-Y-A-R-A-M-AN.

Speaker: And then Broad Haven?

Dee Choubey: Greg Philips.

Speaker: Who advised this SPAC?

Dee Choubey: JPMorgan did.

Speaker: Who at JPMorgan?

Dee Choubey: John Hall.

Speaker: John Hall, H-A-L-L?

Dee Choubey: H-A-L-L, correct.

Barrons Interview – Dee Choubey	Friday, February 12, 2021

Speaker: Awesome. And shareholders are going to have – MoneyLion shareholders will have 76% of the combined company once they roll over?

Dee Choubey: Correct.

Speaker: I think that’s it. I’ll ask you one last question. So why is everybody’s selling to SPACs? This is a stupid question, but it’s an important one.

Dee Choubey: Oh, look, I think, you know, the SPACs are popular right now because the public markets don’t have a lot of early or mid-stage or even late-stage high tech growth companies, right? So historically what would happen in the private markets is you’d see companies get incredibly large, like again, examples are Uber, Lyft, and others, right? And then they would come to the public markets at different risk/reward profiles. So, I guess what’s happening now is, you know, the public markets, what was happening in the private markets has moved over to the public markets. But it’s just a different vehicle given where we are post the pandemic with, you know, really the observation is that technology and FinTech and the power of platforms like MoneyLion where we’re able to serve millions of users at a low cost, at a high margin and grow fast.

You know, historically these types of pure play investment assets haven’t been available right, in the public market. So, to take a lot of those companies public, a bunch of SPACs formed, right? So, what was happening in the private market is this shifting to the public markets. That’s my kind of macro view. You know, you can disagree with it as well, but that’s how I think about it at least.

Speaker: Okay. So, all of that, so SPACs are popular right now. This is what you just said because the public markets don’t have early or mid or late-stage high tech growth companies. Historically what happened in the private markets is you’ll see companies get incredibly large and you mentioned Uber, Lyft.

Dee Choubey: Yeah. Or, you know, there’s a lot of others as well, but yeah, I was just saying, it goes by example.

Speaker: Right. And they were coming into the public market at this different risk reward profiles. And so, what happened in the private markets is that what’s happening in the private markets is that they’re moving over to the public markets?

Dee Choubey: Yeah. Those pools of capital are now being formed by way of SPACs, which I think for a SPAC is just a – you know – what the VCs are doing in the private markets, the SPACs are now doing in a public setting.

Speaker: Okay. I get it. Awesome.

Dee Choubey: Hopefully, that makes sense. But luckily for us, for MoneyLion as a high-tech growth company, this type of transaction makes a ton of sense for us because we can now accelerate or brand building, our direct to consumer platform, and ultimately what our vision for banking is, which is a daily destination and a lifestyle brand.

Speaker: Great. Great, great, great. Well, congratulations and goodbye.

Dee Choubey: Thank you. I appreciate it. Bye-bye.

Speaker: Thank you so much.

Speaker: Thank you.

Speaker: Thank you.

[END OF TRANSCRIPT]